TRANSGLOBE ENERGY CORPORATION ANNOUNCES NEW DIRECTOR APPOINTMENTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 15, 2017 - TransGlobe Energy Corporation (“TransGlobe”) is pleased to announce the appointment of Mr. Matthew Brister and Mr. Steve Sinclair to its Board of Directors effective March 15th, 2017.

Mr. Brister is an independent businessman and corporate director with more than 40 years’ experience in the energy sector in Western Canada, North Africa and the North Sea. Mr. Brister is Chairman of Chinook Energy Inc. having previously served as its President and CEO. He served as Chief Executive Officer of Storm Ventures International (SVI), as President and Chief Executive Officer of Storm Energy Ltd and Storm Energy Inc. Mr. Brister also held various positions with Pinnacle Resources Ltd including President and Chief Executive Officer. Mr. Brister holds a B.Sc. in Geology from the University of Calgary.

Mr. Sinclair is a corporate director, with over 30 years of financial and operating experience, retiring from his position of Senior Vice President and Chief Financial Officer of ARC Resources Ltd. in 2014. Mr. Sinclair is also a director and chair of the audit committee of a Calgary headquartered private oil and gas company. Mr. Sinclair received his Bachelor of Commerce degree from the University of Calgary in 1978 and his Chartered Accountant's designation in 1981.

Geoff Chase, a long-term director with TransGlobe, will be retiring in May 2017. Geoff has been a dedicated supporter of the Company since 2000.  His leadership and passion for the industry will be missed. On behalf of the Board of Directors and staff we wish Geoff a long, happy and healthy retirement.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com